UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER 0-24247

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐ Form 20-F	☐Form 11-K	☒ Form 10-Q	☐ Form 10-D

	☐Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2008

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________

Read instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Atlantic Express Transportation Corp.

Full name of registrant:

Former name if applicable:

7 North Street

Address of Principal Executive Office (Street and Number)

Staten Island, New York 10302

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended December 31, 2008 cannot be filed within the prescribed time period without unreasonable effort or expense due to a subsequent event which the Registrant believes to be material.  The lender under the Registrant’s senior credit facility has agreed to amend the senior credit facility in the Registrant’s favor to provide that at all times prior to April 1, 2009, the calculation of the borrowing base for the purpose of calculating excess availability, solely in relation to testing the EBITDA covenant, shall exclude the first $5.0 million of reserves established in connection with the Registrant’s interest swap agreement relating to the Registrant’s Senior Secured Notes due 2012.  Without the amendment, such reserves would have been included in the borrowing base calculation effective as of February 16, 2009.  The Company believes this information should be included in the Form 10-Q and requires additional time to modify the Form 10-Q to reflect this event.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Nathan Schlenker	(718)	442-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐   No

(3)
Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net loss for the three months ended December 31, 2008 is anticipated to be approximately $7.2 million, as compared to $4.7 million for the three months ended December 31, 2007, an increase in loss of $2.6 million.  The increase in loss was primarily due to a decrease in operating income from school bus operations of $3.2 million.

The Registrant’s net loss for the six months ended December 31, 2008 is anticipated to be approximately $23.4 million, as compared to $25.5 million for the six months ended December 31, 2007, a decrease in loss of $2.2 million.  The decrease in loss was primarily due to a $4.4 million reduction in non-cash fair market value of interest rate swap expense, offset by an increase in operating loss from school bus operations of $2.6 million.

Atlantic Express Transportation Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 18, 2009	By:	/s/ Nathan Schlenker
Name: Nathan Schlenker
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).